

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

William J. Sandbrook
Co-Chief Executive Officer
Andretti Acquisition Corp.
7615 Zionsville Road
Indianapolis, Indiana 46268

      Re: Andretti Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed December 22, 2023
          File No. 333-275207

Dear William J. Sandbrook:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 22, 2023

Risk Factors
Sales under the Lincoln Park Purchase Agreement..., page 84

1.   Revise your disclosure under this risk factor to specifically address the downward pressure the equity line financing may independently have on the trading price of your common stock. For example, make clear that Lincoln Park will receive shares under the equity line financing for up to 36 months at a discount to the then current market price (or average of the three lowest closing sale prices) with an incentive to sell the shares immediately.

Unaudited Pro Forma Condensed Combined Financial Information, page 228

2. Please expand the disclosure in Note (6) on page 239 and throughout the pro forma disclosures regarding the Senior Secured Notes to include the debt discount to be recorded of $10.9 million disclosed on page 243.

Zapata Executive Compensation, page 298

3. Please update your executive compensation disclosure to reflect the fiscal year ended December 30, 2023.

Financial Statements - Zapata Computing, Inc.
Note 15 - Subsequent Events, page F-102

4. Please expand the disclosure to include a detailed description of the Senior Secured Note Purchase Agreement entered into in December 2023.

     Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Crispino at 202-551-3456 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Raphael M. Russo